Exhibit 4.2
DESCRIPTION OF CAPITAL STOCK
General
The following description of the capital stock and certain provisions of the amended and restated certificate of incorporation and amended and restated bylaws of Sweetgreen, Inc. (“we,” “us,” “our,” or the “Company”) are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, as well as the relevant provisions of the Delaware General Corporation Law. Copies of these documents are filed with the SEC as exhibits to our Annual Report on Form 10-K.
Our authorized capital stock consists of 2,500,000,000 shares, all with a par value of $0.001 per share, of which:

•	2,000,000,000 shares are designated Class A common stock;

•	300,000,000 shares are designated Class B common stock; and

•	200,000,000 shares are designated preferred stock.
Class A Common Stock and Class B Common Stock
Voting Rights
Holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. The holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders (including the election of directors), unless otherwise required by Delaware law or our amended and restated certificate of incorporation.
All outstanding shares of our Class B common stock are beneficially owned by our founders, Jonathan Neman, Nicolas Jammet, and Nathaniel Ru, who collectively represent over a majority of the voting power of our outstanding capital stock and have the ability to control the outcome of most matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction.
Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired, or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.
Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.
Economic Rights
Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends and Distributions
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.
Liquidation Rights
On our liquidation, dissolution, or winding-up, the holders of Class A common stock and Class B common stock are entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.
Change of Control Transactions
The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (ii) the consummation of a consolidation, merger, or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, consolidation, merger, or reorganization under any employment, consulting, severance, or other compensatory arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.
Subdivisions and Combinations
If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner.
No Preemptive or Similar Rights
Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.
Conversion
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. On any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including transfers for tax and estate planning purposes or to any other founder or any affiliate of any founder, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.
Any founder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon either the (i) the sale or transfer of such share of Class B common stock (except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers for tax and estate planning purposes or to any other founder or any affiliate of any founder) or (ii) the one-year anniversary of the death or permanent disability of such founder.
Additionally, all outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock on the final conversion date, defined as the earlier of (i) the nine-month anniversary of the death or permanent disability of the last of the founders; (ii) the last trading day of the fiscal year during which the 10th anniversary of the effectiveness of the registration statement filed in connection with our initial public offering occurs, or (iii) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock; provided, however, that the final conversion date may be extended by the affirmative vote of the holders of the majority of the voting power of the then-outstanding shares of Class A common stock not held by a founder or an affiliate or permitted transferee of a founder and entitled to vote generally in the election of directors, voting together as a single class.
Once transferred and converted into Class A common stock, the Class B common may not be reissued.

Preferred Stock
Under our amended and restated certificate of incorporation, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 200,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class A Common stock and Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.
Registration Rights
We are party to an amended and stockholders’ agreement that provides that certain holders of our capital stock, including certain holders of our preferred stock have certain registration rights, as set forth below. This stockholders’ agreement was initially entered into in November 2009 and has been amended and restated from time to time. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire upon the earliest to occur of: (i) five years after the completion of our initial public offering; or (ii) with respect to any particular stockholder, such time as such stockholder can sell all of its shares under Rule 144 of the Securities Act or another similar exemption during any three-month period, provided that such stockholder holds less than one percent of our outstanding capital stock.
Demand Registration Rights
Certain holders of our capital stock are entitled to certain demand registration rights. At any time beginning six months following the completion of our initial public offering, certain holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover shares with an anticipated aggregate offering price, before deduction of underwriting discounts and commissions, of at least $15 million.
Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, certain holders of our capital stock will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
Certain holders of our capital stock are be entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from such holders, to have such shares registered by us if the anticipated aggregate offering price of such shares is at least $10 million, subject certain exceptions. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Some provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue up to 200,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
Stockholder Meetings
Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chair of the board, chief executive officer or president if the chair of the board is unavailable, or by a resolution adopted by a majority of our board of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors, or a committee of the board of directors.
Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting following the first date on which the outstanding shares of Class B common stock represent less than a majority of the total voting power of the then-outstanding shares of our capital stock entitled to vote generally in the election of directors.

Removal of Directors
Our amended and restated certificate of incorporation provides that, in addition to any other vote required by law, the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors shall be required to remove a director from office.
Stockholders Not Entitled to Cumulative Voting
Our amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.
Choice of Forum
Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.
This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision.
For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Additionally, our amended and restated certificate of incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock. The provisions of Delaware law, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Class A common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification
Our amended and restated certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated certificate of incorporation authorizes us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Exchange Listing
Our Class A common stock is listed on the NYSE under the symbol “SG.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.